Registration No.  333-00057
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

      The First Trust Special Situations Trust, Series 138

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      NIKE SECURITIES L.P.
                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.             Name and complete address of agent for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title and Amount of Securities Being Registered:

      An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F. Proposed Maximum Aggregate Offering Price to the Public of the Securities Being Registered:
                           Indefinite

G.   Amount of Filing Fee (as required by Rule 24f-2):

                            $500.00*

H.   Approximate date of proposed sale to public:

|XXX|Check box if it is proposed that this filing will become effective on January 25, 1996 at 2:00 p.m. pursuant to Rule
     487.

*Previously paid
      THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 138

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 FORM N-8B-2 ITEM NUMBER              FORM S-6 HEADING IN PROSPECTUS


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The First Trust
                                           Special Situations
                                           Trust

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The First Trust
          securities                       Special Situations
                                           Trust

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The First Trust
                                           Special Situations
                                           Trust

11.  Types of securities comprising        The First Trust
     units                                 Special
                                           Situations Trust
                                            Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The First
                                           Trust Special
                                           Situations Trust
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust;
                                           Public Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The First Trust
          affiliated persons               Special
                                           Situations Trust

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The First Trust
                                           Special Situations
                                           Trust; Rights of Unit
                                           Holders;

17.  Withdrawal or redemption              The First Trust
                                           Special Situations
                                           Trust; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The First Trust
                                           Special Situations
                                           Trust;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The
                                           First Trust Special
                                           Situations Trust,
                                           Public Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The First Trust
                                           Special Situations
                                           Trust

50.  Trustee's lien                        The First Trust
                                           Special Situations
                                           Trust


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's ecurities                        *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The First Trust
          agreement with respect to        Special
          selection or elimination of      Situations Trust;
          underlying securities            Rights of Unit Holders


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The First Trust
          or elimination of underlying     Special
          securities                       Situations Trust;
                                           Rights of Unit Holders

     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The First Trust
                                           Special Situations
                                           Trust


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      period payment certificates             *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to                  Statement of Net
                                           Assets
          Form S-6 Auditors



* Inapplicable, answer negative or not required.

                     Internet Growth Trust, Series 1
          Internet Growth & Treasury Securities Trust, Series 2

The Trusts. The First Trust (registered trademark) Special Situations Trust, Series 138 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts." The Internet Growth Trust, Series 1 is sometimes referred to herein as the "Growth Trust." The Internet Growth & Treasury Securities Trust, Series 2 is sometimes individually referred to herein as the "Growth & Treasury Trust."


The Internet Growth Trust, Series 1 is a unit investment trust consisting of a portfolio containing common stocks issued by companies that are currently involved with providing digital interactive services, developing and marketing digital interactive software or manufacturing digital interactive hardware and companies which may benefit from the rapid growth of the digital interactive web, commonly referred to as the Internet.



The Internet Growth & Treasury Securities Trust, Series 2 is a unit investment trust consisting of a portfolio containing zero coupon U.S. Treasury bonds and common stocks issued by companies that are currently involved with providing digital interactive services, developing and marketing digital interactive software or manufacturing digital interactive hardware and companies which may benefit from the rapid growth of the digital interactive web, commonly referred to as the Internet.


The objective of the Internet Growth Trust, Series 1 is to provide for potential capital appreciation by investing such Trust's portfolio in common stocks ("Equity Securities"). The objective of the Internet Growth & Treasury Securities Trust, Series 2 is to protect Unit holders' capital and provide potential capital appreciation by investing a portion of its portfolio in zero coupon U.S. Treasury bonds ("Treasury Obligations") and the remainder of the Trust's portfolio in common stocks ("Equity Securities"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Growth & Treasury Trust, whose net asset value will fluctuate and, prior to maturity, may be worth more or less than a purchaser's acquisition cost. The Growth & Treasury Trust is intended to achieve its objective over the life of the Trust and as such, is best suited for those investors capable of holding such Units to maturity.

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

See "Schedule of Investments" for each Trust. There is, of course, no guarantee that the objective of each Trust will be achieved. Each Trust has a mandatory termination date (the "Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential
Information."

Each Unit of a Trust represents an undivided fractional interest in all the Securities deposited in such Trust. The Growth & Treasury Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to $10.00 (which is equal to the per Unit value

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 First Trust (registered trademark)

             The date of this Prospectus is January 25, 1996 upon maturity of the Treasury Obligations), even if such Trust never paid a dividend and the value of the Equity Securities were to decrease to zero, which the Sponsor considers highly unlikely. This feature of the Growth & Treasury Trust provides Unit holders who purchase Units at a price of $10.00 or less per Unit with total principal protection, including any sales charges paid, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $10.00 per Unit, this feature may also provide a potential for capital appreciation. As a result of the volatile nature of the market for zero coupon U.S. Treasury bonds, Units sold or redeemed prior to maturity will fluctuate in price and the underlying Treasury Obligations may be valued at a price greater or less than their value as of the Initial Date of Deposit. Unit holders disposing of their Units prior to the maturity of the Growth & Treasury Trust may receive more or less than $10.00 per Unit, depending on market conditions on the date Units are sold or redeemed. UNIT HOLDERS DISPOSING OF THEIR UNITS PRIOR TO THE MATURITY OF THE GROWTH & TREASURY TRUST MAY RECEIVE MORE OR LESS THAN $10.00 PER UNIT, DEPENDING ON MARKET CONDITIONS ON THE DATE UNITS ARE SOLD OR REDEEMED.


The Treasury Obligations deposited in the Growth & Treasury Trust on the Initial Date of Deposit will mature on February 15, 2009 (the "Treasury Obligations Maturity Date"). The Treasury Obligations in the Growth & Treasury Trust have a maturity value equal to or greater than the aggregate Public Offering Price (which includes the sales charge) of the Units of the Trust on the Initial Date of Deposit. The Equity Securities deposited in a Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific Equity Securities owned by such Trust. See "Portfolio."


With respect to the Growth Trust, the Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities in a Trust. Such deposits of additional Equity Securities will, therefore, be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "What is The First Trust Special Situations Trust?" and "How May Securities be Removed from a Trust?"

With respect to the Growth & Treasury Trust, the Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains the original percentage relationship between the Treasury Obligations and Equity Securities in the Trust's portfolio. Such deposits of additional Securities will, therefore, be done in such a manner that the maturity value of each Unit should always be an amount at least equal to $10.00, and that the original proportionate relationship amongst the individual issues of the Equity Securities in the Trust shall be maintained. Any deposit by the Sponsor of additional Securities will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any Securities deposited in the Trust on the Initial, or any subsequent, Date of Deposit. See "What is the First Trust Special Situations Trust?" and "How May Securities be Removed from a Trust?"


Public Offering Price. With respect to the Growth Trust, the Public Offering Price per Unit of a Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus a maximum sales charge of 4.9% (equivalent to 5.152% of the net amount invested). The secondary market Public Offering Price per Unit will be based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust plus a maximum sales charge of 4.9% (equivalent to 5.152% of the net amount invested), subject to reduction beginning February 1, 1997.

With respect to the Growth & Treasury Trust, the Public Offering Price per Unit of the Trust during the initial offering period is equal to a pro rata share of the offering prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust, plus a maximum sales charge of 5.5% (equivalent to 5.820% of the net amount invested). A pro rata share of accumulated dividends, if any, in the Income Account is included in the Public Offering Price. The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust plus a maximum sales charge of 5.5% (equivalent to 5.820% of the net amount invested), subject to a reduction beginning February 1, 1997.


The minimum purchase for each Trust is $1,000 ($250 for Individual Retirement Accounts or other retirement plans). The sales charge for each Trust is reduced on a graduated scale for sales involving at least 5,000 Units with respect to the Growth Trust and 10,000 Units with respect to the Growth & Treasury Trust. See "How is the Public Offering Price Determined?"

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust will be paid in cash on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information." Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of a Trust. INCOME WITH RESPECT TO THE ACCRUAL OF ORIGINAL ISSUE DISCOUNT ON THE TREASURY OBLIGATIONS IN THE GROWTH & TREASURY TRUST WILL NOT BE DISTRIBUTED CURRENTLY, ALTHOUGH UNIT HOLDERS OF THE GROWTH & TREASURY TRUST WILL BE SUBJECT TO INCOME TAX AT ORDINARY INCOME RATES AS IF A DISTRIBUTION HAD OCCURRED. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of a Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"

Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor may maintain a market for Units of a Trust and offer to repurchase such Units, in the case of the Growth Trust, at prices which are based on the aggregate underlying value of Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust; in the case of the Growth & Treasury Trust, at prices which are based on the aggregate bid side evaluation of the Treasury Obligations and the aggregate underlying value of Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. In the case of the Growth Trust, if a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is maintained during the initial offering period, in the case of the Growth & Treasury Trust, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity

Securities) plus or minus cash, if any, in the Capital and Income Accounts of the Trust. In the case of the Growth Trust, if a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unit holder may redeem Units of the Growth & Treasury Trust through redemption at prices based upon the aggregate bid price of the Treasury Obligations plus the aggregate underlying value of the Equity Securities in the Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. With respect to the Growth Trust, a Unit holder tendering 2,500 Units of a Trust or more for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "How May Units be Redeemed?"

Termination. Commencing on the Mandatory Termination Date for the Growth Trust and on the Treasury Obligations Maturity Date for the Growth & Treasury Trust, Equity Securities will begin to be sold in connection with the termination of each Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of each Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of such Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date for the Growth Trust and at least 60 days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders of the Growth & Treasury Trust will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date for the Growth Trust and at least five business days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?"

Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities which make up a Trust or the general condition of the stock market, volatile interest rates, economic recession and potential increased regulation on the computer and technology industries. Each Trust is not diversified and is concentrated in the computer and technology industries. These concentrations increase the risks to investors because adverse industry conditions will generally negatively impact all issuers in that industry. Volatility in the market prices of Equity Securities in the Trusts also changes the value of Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts are not actively managed and Equity Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. See "What are Equity Securities?-Risk Factors."

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                       of the Securities-January 25, 1996


            Sponsor:  Nike Securities L.P.
            Trustee:  The Chase Manhattan Bank (National Association)
          Evaluator:  First Trust Advisors L.P.

                     Internet Growth Trust, Series 1

General Information
Initial Number of Units (1)                                                                  15,000
Fractional Undivided Interest in the Trust per Unit (1)                                    1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Securities in Portfolio (2)                 $140,762
        Aggregate Offering Price Evaluation of Securities per Unit                         $ 9.3841
        Sales Charge of 4.9% of the Public Offering Price per Unit,
           (5.152% of the net amount invested)                                             $  .4835
        Public Offering Price per Unit (3)                                                 $ 9.8676
Sponsor's Initial Repurchase Price per Unit                                                $ 9.3841
Redemption Price per Unit (based on aggregate underlying value
        of Equity Securities) ($.4835 less than Public Offering Price per Unit) (4)        $ 9.3841



CUSIP Number                            33718R  328
First Settlement Date                   January 30, 1996
Mandatory Termination Date              February 1, 2003
Discretionary Liquidation Amount        The Trust may be terminated if
                                        the value thereof is less than
                                        the lower of $2,000,000 or 20%
                                        of the total value of Equity
                                        Securities deposited in the
                                        Trust during the primary
                                        offering period.
Trustee's Annual Fee                    $.0102 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (4:00  p.m. Eastern
                                        time) on the New York Stock
                                        Exchange on each day on which it
                                        is open.
Supervisory Fee (5)                     Maximum of $.0035 per Unit
                                        outstanding annually payable to
                                        an affiliate of the Sponsor.
Estimated Annual Organizational
  and Offering Costs (6)                $.007 per Unit.
Income Distribution Record Date         Fifteenth day of each December,
                                        commencing December 15, 1996.
Income Distribution Date (7)            Last business day of each
                                        December, commencing December
                                        31, 1996.


[FN]

__________________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of the Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) See "How May Units be Redeemed?"

(5) In addition, the Sponsor will also be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit.

(6) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(7) Distributions from the Capital Account, if any, will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                                         Summary of Essential Information


                At the Opening of Business on the Initial Date of Deposit
                                       of the Securities-January 25, 1996


            Sponsor:  Nike Securities L.P.
            Trustee:  The Chase Manhattan Bank (National Association)
          Evaluator:  First Trust Advisors L.P.


          Internet Growth & Treasury Securities Trust, Series 2

General Information
Aggregate Maturity Value of Treasury Obligations Initially Deposited                       $ 150,000
Initial Number of Units                                                                       15,000
Fractional Undivided Interest in the Trust per Unit                                         1/15,000
Public Offering Price:
        Aggregate Offering Price Evaluation of Securities in Portfolio (1)                 $ 137,734
        Aggregate Offering Price Evaluation of Securities per Unit                         $  9.1823
        Sales Charge of 5.5% of the Public Offering Price per Unit,
           (5.820% of the net amount invested)                                             $   .5344
        Public Offering Price per Unit (2)                                                 $  9.7167
Sponsor's Initial Repurchase Price per Unit                                                $  9.1823
Redemption Price per Unit (based on bid price evaluation of underlying
        Treasury Obligations and aggregate underlying value of Equity Securities)
        ($.552 less than Public Offering Price per Unit;
        $.0176 less than Sponsor's Initial Repurchase Price per Unit) (3)                  $  9.1647


CUSIP Number                            33718R  336
First Settlement Date                   January 30, 1996
Treasury Obligations Maturity Date      February 15, 2009
Mandatory Termination Date              February 15, 2009
Trustee's Annual Fee                    $.0102 per Unit outstanding.
Evaluator's Annual Fee                  $.0030 per Unit outstanding.
                                        Evaluations for purposes of
                                        sale, purchase or redemption of
                                        Units are made as of the close
                                        of trading (4:00  p.m. Eastern
                                        time) on the New York Stock
                                        Exchange on each day on which it
                                        is open.
Supervisory Fee (4)                     Maximum of $.0035 per Unit
                                        outstanding annually payable to
                                        an affiliate of the Sponsor.
Estimated Annual Organizational
   and Offering Costs (5)               $.007 per Unit.
Income Distribution Record Date         Fifteenth day of each December,
                                        commencing December 15, 1996.
Income Distribution Date (6)            Last day of each December,
                                        commencing December 31, 1996.


[FN]
______________

(1) Each Equity Security listed on a national securities exchange or the NASDAQ National Market System is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof. The Treasury Obligations are valued at their aggregate offering side evaluation.

(2) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(3) See "How May Units be Redeemed?"

(4) In addition, the Sponsor will also be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit

(5) The Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off over a period not to exceed five years from the Initial Date of Deposit. See "What are the Expenses and Charges?" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(6) Distributions from the Capital Account, if any, will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $0.01 per Unit. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                    INTERNET GROWTH TRUST, SERIES 1
         INTERNET GROWTH & TREASURY SECURITIES TRUST, SERIES 2

          The First Trust Special Situations Trust, Series 138

What is The First Trust Special Situations Trust?

The First Trust Special Situations Trust, Series 138 is one of a series of investment companies created by the Sponsor under the name of The First Trust Special Situations Trust, all of which are generally similar but each of which is separate and is designated by a different series number. This Series consists of underlying separate unit investment trusts designated as: Internet Growth Trust, Series 1 and Internet Growth & Treasury Securities Trust, Series 2 (collectively, the "Trusts," and each individually, a "Trust"). The Internet Growth Trust, Series 1 is sometimes referred to herein as the "Growth Trust." The Internet Growth & Treasury Securities Trust, Series 2 is sometimes individually referred to herein as the "Growth & Treasury Trust." The Series was created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P., as Sponsor, The Chase Manhattan Bank (National Association), as Trustee and First Trust Advisors L.P., as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of zero coupon U.S. Treasury bonds and common stocks (in the case of the Growth Trust, only confirmations of contracts for the purchase of common stocks), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in a Trust, the Trustee delivered to the Sponsor documents evidencing the entire ownership of such Trust.


The objective of the Internet Growth Trust, Series 1 is to provide for potential capital appreciation through an investment in equity securities issued by companies that are currently involved with providing digital interactive services, developing and marketing digital interactive software or manufacturing digital interactive hardware and companies which may benefit from the rapid growth of the digital interactive web, commonly referred to as the Internet. See "What are Equity Securities?" There is, of course, no guarantee that the objectives of the Trust will be achieved. The Internet has only recently developed into a global form of communication connecting tens of thousands of computer networks, linking together up to 30 million users. Originally, the Internet was started in 1969 by the U.S. Government as a network for academics to share research with the government and with each other. The government did not open the Internet up for commercial and public use until 1992. The addition of graphics, audio and video via the World Wide Web portion of the Internet has made the global computer network easier to navigate and has expanded its use exponentially. While electronic mail is still the most common use for the Internet, net surfers can now communicate online, access information on bulletin boards, retrieve free software, and buy and sell products on the Internet. Companies are taking advantage of the Internet's reach by offering colorful multimedia displays of information and entertainment via "web sites." As the Internet expands its scope and becomes even easier to use, electronic commerce and banking are considered the next areas of growth.


The Sponsor believes that the enormous growth potential of the Internet offers a compelling investment opportunity. However, since the Internet is in the early stages of its development and the direction of its evolution is unpredictable, there exist tremendous risks. It is important to note that companies engaged in business related to the Internet are subject to fierce competition and their products and services may be subject to rapid obsolescence.


The objective of the Internet Growth & Treasury Securities Trust, Series 2 is to protect Unit holders' capital and provide potential capital appreciation by investing a portion of its portfolio in zero coupon U.S. Treasury bonds ("Treasury Obligations") and the remainder of the Trust's portfolio in common stocks issued by companies that are currently involved with providing digital interactive services, developing and marketing digital interactive software or manufacturing digital interactive hardware and companies which may benefit from the rapid growth of the digital interactive web, commonly referred to as the Internet ("Equity Securities"). Collectively, the Treasury Obligations and the Equity Securities are referred to herein as the "Securities." See "Schedule of Investments" for the Growth & Treasury Trust. The Growth & Treasury Trust has a Mandatory Termination Date as set forth under "Summary of Essential Information." The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset values will fluctuate and, prior to maturity, may be worth more or less than a purchaser's acquisition cost. There is, of course, no guarantee that the objective of the Growth & Treasury Trust will be achieved.

With respect to the Growth Trust, with the deposit of the Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the Equity Securities in each Trust's portfolio. With the deposit of the Securities in the Growth & Treasury Trust on the Initial Date of Deposit, the Sponsor established a percentage relationship between the principal amounts of Treasury Obligations and Equity Securities in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may deposit additional Securities in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Equity Securities deposited in a Growth Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Equity Securities in the Trust's portfolio. Any additional Securities deposited in the Growth & Treasury Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Treasury Obligations and Equity Securities in such Trust's portfolio. Such deposits of additional Securities in the Growth & Treasury Trust will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to $10.00, and that the original proportionate relationship amongst the individual issues of the Equity Securities shall be maintained. Any deposit by the Sponsor of additional Securities in a Trust will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "How May Securities be Removed from a Trust?" On a cost basis to the Growth & Treasury Trust, the original percentage relationship on the Initial Date of Deposit was approximately 50.39% Treasury Obligations and approximately 49.61% Equity Securities. The original percentage relationship of each Equity Security in the Trusts is set forth herein under "Schedule of Investments" for each Trust. Since the prices of the underlying Equity Securities in the Growth Trust will fluctuate daily, the ratio, on a market value basis, will also change daily. Likewise, the prices of the underlying Treasury Obligations and Equity Securities in the Growth & Treasury Trust will fluctuate daily and the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit of the Growth Trust will not change as a result of the deposit of additional Equity Securities in the Growth Trust. The maturity value of the Treasury Obligations and the portion of Equity Securities represented by each Unit of the Growth & Treasury Trust will not change as a result of the deposit of additional Securities in the Growth & Treasury Trust.



On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Securities deposited in such Trust set forth under "Summary of Essential Information." The Growth & Treasury Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to $10.00 per Unit (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Equity Securities never paid a dividend and the value of the Equity Securities in the Trust were to decrease to zero, which the Sponsor considers highly unlikely. Furthermore, the Sponsor will take such steps in connection with the deposit of additional Securities in the Growth & Treasury Trust as are necessary to maintain a maturity value of the Units of the Trust at least equal to $10.00 per Unit. The receipt of only $10.00 per Unit upon the termination of the Growth & Treasury Trust (an event which the Sponsor believes is unlikely) represents a substantial loss on a present value basis. At current interest rates, the present value of receiving $10.00 per Unit as of the termination of the Growth & Treasury Trust would be approximately $4.6272 per Unit (the present value is indicated by the amount per Unit which is invested in Treasury Obligations). Furthermore, the $10.00 per Unit in no respect protects investors against diminution in the purchasing power of their investment due to inflation (although expectations concerning inflation are a component in determining prevailing interest rates, which in turn determine present values). If inflation were to occur at the rate of 5% per annum during the period ending at the termination of the Growth & Treasury Trust, the present dollar value of $10.00 per Unit at the termination of the Trust would be approximately $5.2166 per Unit. To the extent that Units of a Trust are redeemed, the aggregate value of the Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of the Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in such Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of such Trust will be decreased proportionately. See "How May Units be Redeemed?" The Trusts each have a Mandatory Termination Date as set forth herein under "Summary of Essential Information."

What are the Expenses and Charges?


With the exception of bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to each Trust. Such bookkeeping and administrative charges may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. The fees payable to the Sponsor for such services may exceed the actual costs of providing such services for these Trusts, but at no time will the total amount received for such services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor of supplying such services in such year. First Trust Advisors L.P. will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. This fee may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. In providing such supervisory services, the portfolio Supervisor may purchase research services from a variety of sources which may include underwriters or dealers of the Trusts.


Subsequent to the initial offering period, the Evaluator, an affiliate of the Sponsor, will receive a fee as indicated in the "Summary of Essential Information." The fee may exceed the actual costs of providing such evaluation services for these Trusts, but at no time will the total amount received for evaluation services rendered to unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the aggregate cost to First Trust Advisors L.P. of supplying such services in such year. The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee as indicated in "Summary of Essential Information" for each Trust. Such fee will be based upon the largest aggregate number of Units of such Trust outstanding at any time during the year. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and Evaluator's fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of a Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to a Trust is expected to result from the use of these funds. Both fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor.

Expenses incurred in establishing each Trust, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio and the initial fees and expenses of the Trustee and any other out-of-pocket expenses, will be paid by such Trust and charged off over a period not to exceed five years from the Initial Date of Deposit. The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect such Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of such Trust; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of such Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust except that the Trustee shall not sell Treasury Obligations to pay Growth & Treasury Trust expenses. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust's expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires each Trust to be audited on an annual basis at the expense of such Trust by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units of a Trust, the Sponsor is required to bear the cost of such annual audit to the extent such cost exceeds $0.0050 per Unit for such Trust. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisers in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by a Trust.


2. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, exchange, liquidation, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unit holder. The price a Unit holder pays for his Units, including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the date the Unit holder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by such Trust. The Treasury Obligations held by the Growth & Treasury Trust are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unit holder purchases his Units. Because the Treasury Obligations represent interests in "stripped" U.S. Treasury bonds, a Unit holder's tax basis for his pro rata portion of each

Treasury Obligation held by the Growth & Treasury Trust shall be treated as its "purchase price" by the Unit holder. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unit holder of the Growth & Treasury Trust will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unit holders during such year to the extent it is not less than a "de minimis" amount as determined under a Treasury Regulation issued on December 28, 1992 relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unit holders of the Growth & Treasury Trust each year. Unit holders of the Growth & Treasury Trust should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount under the stripped bond rules. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unit holder has held his Units for more than one year.


3. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unit holder has held his Units for more than one year (the date on which the Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and will be long-term if the Unit holder has held his Units for more than one year (the date on which Units are acquired (i.e., the trade date) is excluded for purposes of determining whether the Units have been held for more than one year). Unit holders should consult their tax advisers regarding the recognition of such capital gains and losses for Federal income tax purposes.


Dividends Received Deduction. A Unit holder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by a Trust. Unit holders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unit holder or are automatically reinvested.



A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46-day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.
</R

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.




Limitations on Deductibility of Trust Expenses by Unit holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation.


The Revenue Reconciliation Act of 1993 (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. If the Unit holder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all the Securities represented by the Unit.


Special Tax Consequences of In-Kind Distributions Upon Redemption of Units (for the Growth Trust) or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 2,500 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of a Growth Trust and only upon the termination of the Growth & Treasury Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" Treasury Obligations held by the Growth & Treasury Trust will not be distributed to a Unit holder as part of an In-Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of the Trust assets for Federal income tax purposes. The receipt of an In-Kind Distribution upon the redemption of Units (for the Growth Trust) or the termination of a Trust would be deemed an exchange of such Unit holder's pro rata portion of each of the shares of stock and other assets held by such Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.


The potential tax consequences that may occur under an In-Kind Distribution will depend on whether the Unit holder receives cash in addition to Equity Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his tax basis in such fractional share of an Equity Security held by a Trust.



Because each Trust will own many Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisers in this regard.

Computation of the Unit holder's Tax Basis. Initially, a Unit holder's tax basis in his Units will generally equal the price paid by such Unit holder for his Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities on the date the Units are purchased in order to determine such Unit holder's tax basis for his pro rata portion of each Equity Security.
</R




A Unit holder's tax basis in his Units and his pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.



General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified by the Internal Revenue Service that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations in the Growth & Treasury Trust may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers.



Unit holders will be notified annually of the amounts of original issue discount (in the case of the Growth & Treasury Trust) and income dividends includable in the Unit holder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.



Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Why are Investments in the Trusts Suitable for Retirement Plans?"



The foregoing discussion relates only to United States federal income taxes. Unit holders may be subject to state and local taxation in other jurisdictions. Unit holders should consult their tax advisors regarding potential state or local taxation with respect to the Units.



In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trust will be treated as the income of the Unit holders thereof.


Why are Investments in the Trusts Suitable for Retirement Plans?

Units of the Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                               PORTFOLIOS

What are Treasury Obligations?

The Treasury Obligations deposited in the Growth & Treasury Trust consist of U.S. Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Growth & Treasury Trust's portfolio to be invested in Equity Securities.

What are Equity Securities?

The Trusts consist of different issues of Equity Securities, all of which are listed on a national securities exchange, the NASDAQ National Market System or are traded in the over-the-counter market.

The Equity Securities of the Internet Growth Trust, Series 1 and
Internet Growth & Treasury Securities Trust, Series 2 consist of common stocks issued by companies that are currently involved with providing digital interactive services, developing and marketing digital interactive software or manufacturing digital interactive hardware and companies which may benefit from the rapid growth of the digital interactive web, commonly referred to as the Internet.

See "What are the Equity Securities Selected for Internet Growth Trust, Series 1 and Internet Growth & Treasury Securities Trust, Series 2?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the risks such an investment may entail.


The Internet Growth Trust, Series 1 and the Internet Growth & Treasury Securities Trust, Series 2 concentrate their Equity Securities in the technology industry and, as a result, the value of the Units of each Trust may be susceptible to factors affecting the technology industry.



Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.


Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.


Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the securities in the Trust.
</R




Each Trust consists of such Securities listed under "Schedule of Investments" for each Trust as may continue to be held from time to time in such Trust and any additional Securities acquired and held by the Trusts pursuant to the provisions of the Trust Agreements together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.


Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although each Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "How May Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by each Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in each Portfolio may be expected to fluctuate over the life of such Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of each Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

Unit holders will be unable to dispose of any of the Equity Securities in each Portfolio, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in the Trusts and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Internet Growth Trust, Series 1 and Internet Growth & Treasury Securities Trust, Series 2?

Access Providers

America Online, Inc., headquartered in Vienna, Virginia, provides a wide variety of online services to consumers in the United States. The company's services include conferencing, computing support, software, stock quotes, electronic mail, electronic magazines and newspapers and online classes. America Online markets its services to consumers through direct mail, magazine advertising and by establishing alliances with media companies.


First Data Corporation, headquartered in Hackensack, New Jersey, provides high-volume information processing and related services. The company is a third-party processor of MasterCard and VISA in the United States and the United Kingdom. The company offers computer-based information processing services, provides mutual fund shareholder recordkeeping services and offers accounts receivable services. First Data is an affiliate of American Express.
</R

MCI Communications Corporation provides a wide spectrum of domestic and international voice and data communications services to individuals, businesses and government agencies. Based in Washington, D.C., the company offers long-distance services throughout the United States as well as internationally. In addition, MCI Communications Corporation offers domestic and international time-sensitive electronic mailing, 800 Service, 900 Service, operator assistance and fax services.




WorldCom, Inc., headquartered in Jackson, Mississippi, provides intrastate, interstate and international long distance telecommunications services to commercial and residential customers. The company's subsidiaries include Transcall America, Inc., Biz-Tel
Corporation, Com Systems, Inc., DialNet, Inc. and Touch 1 Long Distance,
Inc.

Computer Networking

3Com Corporation is headquartered in Santa Clara, California, where it designs, produces and markets a broad range of ISO 9000-compliant global data networking solutions. 3Com Corporation's products include routers, hubs, switches and adapters for Ethernet, Token Ring, FDDI and ATM networks.

Ascend Communications, Inc., headquartered in Alameda, California, develops, manufactures, sells and supports a broad range of high-speed digital wide area network access products. These products use bandwidth on demand to enhance and extend existing corporate networks for applications such as videoconferencing, Internet access, remote LAN access, bulk file transfer, data and video access and imaging and integrated voice.

Bay Networks, Inc., headquartered in Santa Clara, California, develops, manufactures, markets and supports a comprehensive line of networking products and services. The company's products include wide area network access devices, high-speed routers, intelligent hubs, local area network switches, management software and design and configuration services.

Cabletron Systems, Inc., based in Rochester, New Hampshire, develops and manufactures a range of local area network (LAN) and wide area network
(WAN) connectivity hardware and software. Major products include Multi Media Access Centers (MMACs), repeaters, bridges, cable assemblies and test equipment. MMACs, also called smart hubs, are used to simplify network installations, resolve problems and facilitate modifications.

Cisco Systems, Inc. is engaged in the development, manufacturing, marketing and support of multi-protocol inter-networking systems that enable the construction of large-scale computer networks. The company's main products are routers with concurrent bridging and terminal services. Cisco Systems, Inc., with its headquarters in San Jose, California, sells its products internationally to system integrators. The products are then resold, mainly to government customers.

Stratacom, Inc., headquartered in San Jose, California, develops, manufactures and supports "FastPacket" networking systems based on frame relay and Asynchronous Transfer Mode (ATM) technologies for both private wide area networks and public carrier service offerings. The company's products are used to integrate a variety of corporate information, including data, video, voice, LANs and multimedia traffic.

Desktop Computers & File Servers

Compaq Computer Corporation is headquartered in Houston, Texas. Compaq Computer Corporation designs, develops, manufactures and markets personal computers for business and professional users. Company products include portable and desktop personal computers that are IBM compatible and run virtually all standardized software applications.

Dell Computer Corporation, headquartered in Austin, Texas, designs and manufactures personal computers compatible with IBM computers. The company sells its products to businesses, individuals, government agencies and academic institutions. The company markets its products internationally.


Hewlett-Packard Company, headquartered in Palo Alto, California, designs, manufactures and services electronic measurement, analysis and computation instruments. The company produces computers, calculators, workstations, video displays, printers, disc and tape drives, medical diagnostic and monitoring devices and mass spectrometers. Hewlett-Packard Company sells its products in the United States and other countries.


Silicon Graphics, Inc., headquartered in Mountain View, California, designs, manufactures, markets and services a family of visual processing computer systems that are used mainly by engineers, scientists and other related professionals. The computer systems are used to develop, analyze and simulate complex 3-D objects and phenomena. MIPS Technologies, Inc., the company's subsidiary, designs and licenses RISC processor technology for computer systems.

Sun Microsystems, Inc. is a supplier of client/server computing solutions, which feature networked workstations and servers that store, process and distribute information. The workstations are primarily designed for the engineering, scientific, commercial and technical markets. The company, headquartered in Mountain View, California, conducts business worldwide.

Peripherals


Motorola, Inc. manufactures and sells a diverse line of electronic equipment and components including communications systems, semiconductors, information systems, electronic engine controls and computer systems. Motorola is headquartered in Schaumburg, Illinois.
</R

U.S. Robotics Corporation, headquartered in Skokie, Illinois, designs, manufactures, markets and supports high-performance data communications products and systems targeted to business and professional users worldwide. The company sells a broad product line of network management systems, data communications software and dial-up modems.

Software

Adobe Systems, Inc., headquartered in Mountain View, California, is a leading developer and marketer of computer software used to create, display, print and communicate electronic documents. Significant products include Acrobat, software that allows users to view documents across different applications and operating systems and Postscript, an industry standard computer language used to transmit pages of varying complexity to printers.

Computer Associates International, Inc., headquartered in Islandia, New York, designs, develops and markets standardized computer software products for use with a broad range of mainframe, mid-range, and desktop computers. The software is produced for integrated systems, business applications, database management and application development solutions. The company has worldwide subsidiaries.

Intuit, Inc., headquartered in Menlo Park, California, develops and markets software products and related services for sale in the United States and Canada. These products and services enable households and small businesses to automate financial tasks, including accounting and personal finances. Intuit, Inc. also offers supplies, checks, invoices and financial services.

Microsoft Corporation, based out of Redmond, Washington, is the world's leading developer of personal computer software. System software and language products include "MS-DOS," "Windows," "XENIX" and "Lan Manager."

Netscape Communications Corporation, headquartered in Mountain View, California, provides software for the exchange of information and commerce over the Internet or private Internet Protocol networks. The company designs its products for high performance, ease of use and security, and sells its products worldwide.

Oracle Systems Corporation designs, develops, markets and supports software products with a variety of uses, including database management, applications development, decision support, end-user applications and office automation. Oracle Systems Corporation's primary product, the Oracle Relational Database Management System, runs on a broad range of mainframes, minicomputers, microcomputers and personal computers. The company is based in Redwood City, California.

Spyglass, Inc., headquartered in Naperville, Illinois, provides World Wide Web technologies that enable corporations to offer products and services for electronic publishing, commerce, and collaboration on the Internet. The company's principal product, "Enhanced Mosaic," is an Internet browser which provides graphical point-and-click access to the Web. A similar software system, the "Spyglass Server," also accesses the Web using Windows/NT and UNIX platforms.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities, like the value of the Treasury Obligations, will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities. However, the Sponsor believes that, upon termination of the Growth & Treasury Trust, even if the Equity Securities deposited in the Growth & Treasury Trust are worthless, an event which the Sponsor considers highly unlikely, the Treasury Obligations will provide sufficient principal to at least equal $10.00 per Unit (which is equal to the per Unit value upon maturity of the Treasury Obligations). This feature of the Growth & Treasury Trust provides Unit holders with principal protection, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $10.00 per Unit, this feature may also provide a potential for capital appreciation.

Unless a Unit holder purchases Units of the Growth & Treasury Trust on the Initial Date of Deposit (or another date when the value of the Units is $10.00 or less), total distributions, including distributions made upon termination of the Growth & Treasury Trust, may be less than the amount paid for a Unit.

The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Treasury Obligations or Equity Securities will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Treasury Obligations (in the case of the Growth & Treasury Trust) or Equity Securities ("Replacement Securities"). Any Replacement Security deposited in a Trust will, in the case of Treasury Obligations in the Growth & Treasury Trust, have the same maturity value and, as closely as can be reasonably acquired by the Sponsor, the same maturity date or, in the case of Equity Securities, be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in such Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of such Trust.

The Indenture also authorizes the Sponsor to increase the size of each Trust and the number of Units thereof by the deposit of additional Securities in such Trust and the issuance of a corresponding number of additional Units.

Each Trust consists of the Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Securities in connection with the issuance of additional Units).

Once all of the Securities in each Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Securities only under limited circumstances. See "How May Securities be Removed from a Trust?"

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trusts.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?

Units are offered at the Public Offering Price. During the initial offering period, with respect to the Growth Trust, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge of 4.9% (equivalent to 5.152% of the net amount invested) divided by the number of Units of the Trust outstanding.

During the initial offering period, with respect to the Growth &
Treasury Trust, the Public Offering Price is based on the aggregate of the offering side evaluation of the Treasury Obligations in the Trust and the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a sales charge of 5.5% (equivalent to 5.820% of the net amount invested) divided by the number of Units of the Trust outstanding.

During the initial offering period, with respect to the Growth Trust, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a maximum sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested), subject to reduction beginning February 1, 1997, divided by the number of outstanding Units of the Trust.


During the initial offering period, with respect to the Growth & Treasury Trust, the Sponsor's Repurchase Price is based on the aggregate of the offering side evaluation of the Treasury Obligations in the Trust and the aggregate underlying value of the Equity Securities in the Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust divided by the number of Units of the Trust outstanding. For secondary market sales after the completion of the initial offering period, the Public Offering Price is based on the aggregate bid side evaluation of the Treasury Obligations in the Trust and the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of the Trust, plus a maximum sales charge of 5.5% of the Public Offering Price (equivalent to 5.820% of the net amount invested), subject to reduction beginning February 1, 1997, divided by the number of outstanding Units of such Trust.

The minimum purchase of the Growth Trust is $1,000 ($250 for Individual Retirement Accounts or other retirement plans). The applicable sales charge is reduced by a discount as indicated below for volume purchases with respect to the Growth Trust (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                 Primary and Secondary
                                                 _____________________
                                           Percent of             Percent of
                                           Offering               Net Amount
Number of Units                            Price                  Invested
____________________________               _________              __________
  5,000 but less than 10,000               0.25%                  0.2506%
 10,000 but less than 25,000               0.50%                  0.5025%
 25,000 but less than 50,000               1.00%                  1.0101%
 50,000 or more                            2.00%                  2.0408%


The minimum purchase of the Growth & Treasury Trust is $1,000 ($250 for Individual Retirement Accounts or other retirement plans). The applicable sales charge is reduced by a discount as indicated below for volume purchases with respect to the Growth & Treasury Trust (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                 Primary and Secondary
                                                 _____________________
                                           Percent of             Percent of
                                           Offering               Net Amount
Number of Units                            Price                  Invested
______________________________             _________              __________
  10,000 but less than 50,000              0.60%                  0.6036%
  50,000 but less than 100,000             1.30%                  1.3171%
 100,000 or more                           2.10%                  2.1450%


Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of the Growth Trust and the Growth & Treasury Trust for purposes of qualifying for volume purchase discounts listed above. The aggregate amount of Units of each Trust purchased will be used to determine the applicable sales charge to be imposed on the purchase of Units of each Trust. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor, broker/dealers, banks or other selling agents and their affiliates, Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases.


Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Offering-How are Units Distributed?") by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price for each Trust would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Securities. During the initial offering period, the aggregate value of the Units of each Trust shall be determined (a) on the basis of the offering prices of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of such Trust, (b) if offering prices are not available for the Treasury Obligations (if any), on the basis of offering prices for comparable securities, (c) by determining the value of the Treasury Obligations (if any) on the offer side of the market by appraisal, or
(d) by any combination of the above. The aggregate underlying value of the Equity Securities will be determined in the following manner: If the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the bid price per Unit of the Treasury Obligations in each Trust (if any) and the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of each Trust plus the applicable sales charge. The offering price of the Treasury Obligations in the Growth & Treasury Trust may be expected to be greater than the bid price of the Treasury Obligations by less than 2%.

Although payment is normally made three business days following the order for purchase (the date of settlement), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Securities are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Securities in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon aggregate offering price of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any, in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Will There be a Secondary Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of each Trust for sale in a number of states. With respect to the Growth Trust, sales initially will be made to dealers and others at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after February 1, 1997). With respect to the Growth & Treasury Trust, sales initially will be made to dealers and others at prices which represent a concession or agency commission of 3.6% of the Public Offering Price, and, for secondary market sales, 3.6% of the Public Offering Price (or 65% of the then current maximum sales charge after February 1, 1997). Volume concessions or agency commissions of an additional 0.40% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $100,000 of a Trust on the Initial Date of Deposit, $250,000 on any other day thereafter or $100,000 of the First Trust of Insured Municipal Bonds, Series 236. Volume concessions or agency commissions of an additional 0.45% and 0.55% of the Public Offering Price will be given to any broker/dealer or bank, who purchases from the Sponsor at least $500,000 and $1,000,000, respectively, of the Growth Trust on any day. Volume concessions or agency commissions of an additional 0.60% of the Public Offering Price will be given to any broker/dealer or bank who purchases from the Sponsor at least $1,000,000 of the Growth & Treasury Trust on any day. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Effective on each February 1, commencing February 1, 1997, the sales charge of the Growth Trust and the Growth & Treasury Trust will be reduced by 1/2 of 1% to a minimum sales charge of 3.0% and 3.5%, respectively. However, resales of Units of the Trusts by such broker/dealers, banks and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated in the second preceding sentence. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Trusts; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker/dealer, bank or other selling agent that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying broker/dealers, banks or other selling agents for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that a Trust will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of each Trust are described more fully elsewhere in this Prospectus.

Each Trust's performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of each Trust's relative performance for any future period.

What are the Sponsor's Profits?

With respect to the Growth Trust, the Sponsor of the Trust will receive a gross sales commission equal to 4.9% of the Public Offering Price of the Units (equivalent to 5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" With respect to the Growth and Treasury Trust, the Sponsor of the Trust will receive a gross sales commission equal to 5.5% of the Public Offering Price of the Units (equivalent to 5.820% of the net amount invested), less any reduced sales charge for quantity purchases as described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to broker/dealers, banks and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Securities to a Trust (which is based on the Evaluator's determination of the aggregate offering price of the underlying Securities of a Trust on the Initial Date of Deposit as well as on subsequent deposits) and the cost of such Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the broker/dealers, banks and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by such dealers and others upon the sale of Units.


In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.9% and 5.5% with respect to the Growth Trust and the Growth & Treasury Trust, respectively, subject to reduction beginning February 1, 1997) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although it is not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid price of the Treasury Obligations (if any) in a Trust and the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS UNITS, HE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of a Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income (other than accreted interest on the Treasury Obligations in the case of the Growth & Treasury Trust) received with respect to any of the Securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Record Date. See "Summary of Essential Information." Because dividends are not received by a Trust at a constant rate throughout the year, such distributions to Unit holders may be more or less than the amount credited to the Income Account as of the Record Date. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of each Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any

Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of each month if the amount available for distribution equals at least $0.01 per Unit. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December 15. Income with respect to the original issue discount on the Treasury Obligations in a Trust (if any) will not be distributed currently, although Unit holders will be subject to Federal income tax as if a distribution had occurred. See "What is the Federal Tax Status of Unit Holders?"

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder of a Trust will, upon surrender of his Units for redemption, receive: (i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he elects an In-Kind Distribution as described below, (ii) a pro rata share of the amounts realized upon the disposition of the Treasury Obligations (if any) and
(iii) a pro rata share of any other assets of a Trust, less expenses of such Trust, subject to the limitation that Treasury Obligations in a Growth & Treasury Trust may not be sold to pay for Trust expenses. Not less than 60 days prior to the Mandatory Termination Date for the Growth Trust and not less than 60 days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (an "In-Kind Distribution"), if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. An In-Kind Distribution will be reduced by customary transfer and registration charges. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date for the Growth Trust and at least five business days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust. Not less than 60 days prior to the termination of a Trust, those Unit holders owning at least 2,500 Units will be offered the option of having the proceeds from the Equity Securities distributed "In-Kind," or they will be paid in cash, as indicated above. A Unit holder may, of course, at any time after the Equity Securities are distributed, sell all or a portion of the shares.

The Trustee will credit to the Income Account of each Trust any dividends received on the Equity Securities therein. All other receipts (e.g., return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of each Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Securities sold during the year and the Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his Units by tender to the Trustee at its corporate trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with the signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 p.m. Eastern time, the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled.

With respect to the Growth Trust, any Unit holder tendering 2,500 Units of a Trust or more for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, In-Kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances, the Trustee obtains the Unit holder's tax identification number from the selling broker. However, any time a Unit holder elects to tender Units for redemption, such Unit holder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of each Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. With respect to the Growth & Treasury Trust, Equity Securities will be sold to meet redemptions of Units before Treasury Obligations, although Treasury Obligations may be sold if the Growth & Treasury Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of such Trust at least equal to $10.00 per Unit.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities in each Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust, while the Public Offering Price per Unit during the initial offering period will be determined on the basis of the offering price of such Treasury Obligations (if any), as of the close of trading on the New York Stock Exchange on the date any such determination is made and the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of each Trust. On the Initial Date of Deposit the Public Offering Price per Unit (which is based on the OFFERING prices of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities in each Trust and includes the sales charge) exceeded the Unit value at which Units could have been redeemed (based upon the current BID prices of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities in each Trust) by the amount shown under "Summary of Essential Information." The Redemption Price per Unit of each Trust is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities; (2) the aggregate value of the Securities (including "when issued" contracts, if any) held in the Trust, as determined by the Evaluator on the basis of bid prices of the Treasury Obligations (if any) and the aggregate underlying value of the Equity Securities in each Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (3) cash held for distribution to Unit holders of record of the Trust as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

The aggregate value of the Equity Securities will be determined in the following manner: if the Equity Securities are listed on a national securities exchange or the NASDAQ National Market System, this evaluation is generally based on the closing sale prices on that exchange or that system (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or system, at the closing bid prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities on the bid side of the market or (c) by any combination of the above.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Securities be Removed from a Trust?

The Portfolio of each Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Treasury Obligations in the Growth & Treasury Trust may be sold by the Trustee only pursuant to the liquidation of such Trust or to meet redemption requests. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities other than the Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in the Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Securities by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions.

The Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses; provided, however, for the Growth & Treasury Trust, that in the case of Securities sold to meet redemption requests, Treasury Obligations may only be sold if the Growth & Treasury Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of the Trust at least equal to $10.00 per Unit. Treasury Obligations may not be sold by the Trustee to meet Growth & Treasury Trust expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds, The First Trust GNMA, Templeton Growth and Treasury Trust, Templeton Foreign Fund & U.S. Treasury Securities Trust and The Advantage Growth and Treasury Securities Trust. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (708) 241-4141. As of December 31, 1994 the total partners' capital of Nike Securities L.P. was $10,863,058 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other

Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank (National Association), a national banking association with its principal executive office located at 1 Chase Manhattan Plaza, New York, New York 10081 and its unit investment trust office at 770 Broadway, New York, New York 10003. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trusts as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor and the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture for the Growth Trust provides that it shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." The Indenture provides that the Growth & Treasury Trust shall terminate upon the maturity, redemption or other disposition of the last of the Treasury Obligations held in such Trust, but in no event beyond the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of the Trust or, in the case of the Growth Trust, by the Trustee when the value of the Equity Securities owned by the Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the primary offering period, or by the Trustee in the event that Units of the Trust not yet sold aggregating more than 60% of the Units of the Trust are tendered for redemption by the Underwriter, including the Sponsor. If the Trust is liquidated because of the redemption of unsold Units of the Trust by the Underwriter, the Sponsor will refund to each purchaser of Units of the Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of the Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "How are Income and Capital Distributed?"

Commencing on the Mandatory Termination Date for the Growth Trust and on the Treasury Obligations Maturity Date for the Growth & Treasury Trust, Equity Securities will begin to be sold in connection with the termination of each Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date for the Growth Trust and 60 days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust, the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 2,500 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. All Unit holders of the Growth & Treasury Trust will receive their pro rata portion of the Treasury Obligations in cash upon the termination of the Growth & Treasury Trust. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date for the Growth Trust and at least five business days prior to the Treasury Obligations Maturity Date for the Growth & Treasury Trust. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of each

Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unit holder his pro rata share of the balance of the Income and Capital Accounts.

Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
THE FIRST TRUST SPECIAL SITUATIONS TRUST, SERIES 138


We have audited the accompanying statements of net assets, including the schedules of investments, of The First Trust Special Situations Trust, Series 138, comprised of Internet Growth Trust, Series 1 and Internet Growth & Treasury Securities Trust, Series 2 as of the opening of business on January 25, 1996. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letters of credit held by the Trustee and deposited in the Trusts on January 25, 1996. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of The First Trust Special Situations Trust, Series 138, comprised of Internet Growth Trust, Series 1 and Internet Growth & Treasury Securities Trust, Series 2 at the opening of business on January 25, 1996 in conformity with generally accepted accounting principles.




                                                    ERNST & YOUNG LLP


Chicago, Illinois
January 25, 1996

                                                  Statement of Net Assets

                                          INTERNET GROWTH TRUST, SERIES 1
                     The First Trust Special Situations Trust, Series 138
                At the Opening of Business on the Initial Date of Deposit
                                                         January 25, 1996



                               NET ASSETS

Investment in Equity Securities represented by purchase contracts (1) (2)  $140,762
Organizational and offering costs (3)                                       (35,000)
                                                                           ________
                                                                            175,762
Less accrued organizational and offering costs (3)                           35,000
                                                                           ________
Net assets                                                                 $140,762
                                                                           ========
Units outstanding                                                            15,000


                         ANALYSIS OF NET ASSETS

Cost to investors (4)                                                      $148,015
Less sales charge (4)                                                        (7,253)
                                                                           ________
Net assets                                                                 $140,762
                                                                           ========

[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for Internet Growth Trust, Series 1 is based on the aggregate underlying value of the Equity Securities.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral covering the monies necessary for the purchase of the Equity Securities in the Internet Growth Trust, Series 1 pursuant to contracts for the purchase of such Equity Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes a sales charge computed at the rate of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested), assuming no reduction of sales charge for quantity purchases.

                                                  Statement of Net Assets

                    INTERNET GROWTH & TREASURY SECURITIES TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 138
                At the Opening of Business on the Initial Date of Deposit
                                                         January 25, 1996



                               NET ASSETS

Investment in Securities represented by purchase contracts (1) (2)       $137,734
Organizational and offering costs (3)                                      35,000
                                                                         ________
                                                                          172,734
Less accrued organizational and offering costs (3)                        (35,000)
                                                                         ________
Net assets                                                               $137,734
                                                                         ========
Units outstanding                                                          15,000


                         ANALYSIS OF NET ASSETS

Cost to investors (4)                                                    $145,750
Less sales charge (4)                                                      (8,016)
                                                                         ________
Net assets                                                               $137,734
                                                                         ========


[FN]
                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for Internet Growth & Treasury Securities Trust, Series 2 is based on the offering side evaluations of the Treasury Obligations and the aggregate underlying value of the Equity Securities.

(2) An irrevocable letter of credit totaling $200,000 issued by Bankers Trust Company has been deposited with the Trustee as collateral covering the monies necessary for the purchase of the Securities in the Internet Growth & Treasury Securities Trust, Series 2 pursuant to contracts for the purchase of such Securities.

(3) The Trust will bear all or a portion of its estimated organizational and offering costs which will be deferred and charged off over a period not to exceed five years from the Initial Date of Deposit. The estimated organizational and offering costs are based on 1,000,000 Units of the Trust expected to be issued. To the extent the number of Units issued is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes a sales charge computed at the rate of 5.5% of the Public Offering Price (equivalent to 5.820% of the net amount invested), assuming no reduction of sales charge for quantity purchases.

Page 34
                                                  Schedule of Investments

                                          INTERNET GROWTH TRUST, SERIES 1
                     The First Trust Special Situations Trust, Series 138
                At the Opening of Business on the Initial Date of Deposit
                                                         January 25, 1996



                                                                                                     Cost of
                                                            Percentage of           Market           Equity
Number        Ticker Symbol and                             Aggregate               Value            Securities
of Shares     Name of Issuer of Security (1)                Offering Price          per Share        to Trust (2)
_________     ______________________________                ______________          _________        ____________

              Access Providers

  73          AMER  America Online, Inc.                    1.98%                   $  38.250        $  2,792
 102          FDC   First Data Corporation                  4.87%                      67.125           6,847
 246          MCIC  MCI Communications Corporation          4.87%                      27.875           6,857
 195          WCOM  WorldCom, Inc.                          4.85%                      35.000           6,825

              Computer Networking

 152          COMS  3Com Corporation                        4.83%                      44.750           6,802
  67          ASND  Ascend Communications, Inc.             2.13%                      44.750           2,998
 161          BNET  Bay Networks, Inc.                      4.95%                      43.250           6,963
  93          CS    Cabletron Systems, Inc.                 4.92%                      74.500           6,929
  86          CSCO  Cisco Systems, Inc.                     4.93%                      80.750           6,945
  38          STRM  Stratacom, Inc.                         1.99%                      73.750           2,803

              Desktop Computers & File Servers

 143          CPQ   Compaq Computer Corporation             4.85%                      47.750           6,828
 264          DELL  Dell Computer Corporation               4.83%                      25.750           6,798
  83          HWP   Hewlett-Packard Company                 4.95%                      84.000           6,972
 251          SGI   Silicon Graphics, Inc.                  4.86%                      27.250           6,840
 154          SUNW  Sun Microsystems, Inc.                  4.76%                      43.500           6,699

              Peripherals

 130          MOT   Motorola, Inc.                          4.97%                      53.750           6,987
  72          USRX  U.S. Robotics Corporation               4.92%                      96.250           6,930

              Software

 173          ADBE  Adobe Systems, Inc.                     4.99%                      40.625           7,028
 105          CA    Computer Associates International, Inc. 4.76%                      63.750           6,694
  48          INTU  Intuit, Inc.                            1.97%                      57.750           2,772
  75          MSFT  Microsoft Corporation                   4.86%                      91.250           6,844
  18          NSCP  Netscape Communications Corporation     2.02%                     158.250           2,848
 143          ORCL  Oracle Systems Corporation              4.99%                      49.125           7,025
  64          SPYG  Spyglass, Inc.                          1.95%                      42.750           2,736
                                                            ______                                  _________
                 Total Investments                           100%                                    $140,762
                                                            ======                                  =========


[FN]
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on January 24, 1996.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $140,762. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $140,873 and $111, respectively.

                                                  Schedule of Investments

                    INTERNET GROWTH & TREASURY SECURITIES TRUST, SERIES 2
                     The First Trust Special Situations Trust, Series 138
                At the Opening of Business on the Initial Date of Deposit
                                                         January 25, 1996




                                                                                    Market
                                                                                    Value            Cost of
                                                            Percentage of           per Share        Equity
Number                                                      Aggregate               of Equity        Securities
of Shares     Name of Issuer and Title of Security (1)      Offering Price          Securities       to Trust (2)
_________     _______________________________________       ______________          __________       ____________

$150,000      Zero coupon U.S. Treasury bonds               50.39%                                   $  69,408
              maturing February 15, 2009

Number        Ticker Symbol and
of Shares     Name of Issuer of Equity Securities (1)
_________     _______________________________________

              Access Providers

  36          AMER  America Online, Inc.                     1.00%                  $  38.250            1,377
  50          FDC   First Data Corporation                   2.44%                     67.125            3,356
 120          MCIC  MCI Communications Corporation           2.43%                     27.875            3,345
  95          WCOM  WorldCom, Inc.                           2.41%                     35.000            3,325

              Computer Networking

  74          COMS  3Com Corporation                         2.41%                     44.750            3,312
  32          ASND  Ascend Communications, Inc.              1.04%                     44.750            1,432
  78          BNET  Bay Networks, Inc.                       2.45%                     43.250            3,373
  45          CS    Cabletron Systems, Inc.                  2.44%                     74.500            3,353
  42          CSCO  Cisco Systems, Inc.                      2.46%                     80.750            3,391
  18          STRM  Stratacom, Inc.                          0.96%                     73.750            1,328

              Desktop Computers & File Servers

  69          CPQ   Compaq Computer Corporation              2.39%                     47.750            3,295
 129          DELL  Dell Computer Corporation                2.41%                     25.750            3,322
  40          HWP   Hewlett-Packard Company                  2.44%                     84.000            3,360
 122          SGI   Silicon Graphics, Inc.                   2.41%                     27.250            3,325
  75          SUNW  Sun Microsystems, Inc.                   2.37%                     43.500            3,262

              Peripherals

  63          MOT   Motorola, Inc.                           2.46%                     53.750            3,386
  35          USRX  U.S. Robotics Corporation                2.45%                     96.250            3,369

              Software

  84          ADBE  Adobe Systems, Inc.                      2.48%                     40.625            3,412
  51          CA    Computer Associates International, Inc   2.36%                     63.750            3,251
  23          INTU  Intuit, Inc.                             0.96%                     57.750            1,328
  36          MSFT  Microsoft Corporation                    2.39%                     91.250            3,285
   9          NSCP  Netscape Communications Corporation      1.03%                    158.250            1,424
  69          ORCL  Oracle Systems Corporation               2.46%                     49.125            3,390
  31          SPYG  Spyglass, Inc.                           0.96%                     42.750            1,325
                                                            _______                                   ________
                    Total Equity Securities                 49.61%                                      68,326
                                                            =======                                   ========
                    Total Investments                         100%                                    $137,734
                                                            =======                                   ========

[FN]
______________

(1) The Treasury Obligations were purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon U.S. Treasury bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof. All Securities are represented by regular way contracts to purchase such Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on January 24, 1996.

(2) The cost of the Securities to the Trust represents the offering side evaluation as determined by the Evaluator, an affiliate of the Sponsor, with respect to the Treasury Obligations and the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the closing sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of such Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined after the initial offering period. The aggregate value, based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Equity Securities on the Initial Date of Deposit, was $137,471. Cost and profit to the Sponsor relating to the Treasury Obligations sold to the Trust were $69,233 and $175, respectively. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $68,381 and $55, respectively.

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Page 38

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Page 39


CONTENTS:
Summary of Essential Information
   Internet Growth Trust, Series 1                                  5
   Internet Growth & Treasury Securities Trust, Series 2            6
The First Trust Special Situations Trust, Series 138:
   What is The First Trust Special Situations Trust?                7
   What are the Expenses and Charges?                               9
   What is the Federal Tax Status of Unit Holders?                 10
   Why are Investments in the Trusts Suitable for
      Retirement Plans?                                            13
Portfolios:
   What are Treasury Obligations?                                  13
   What are Equity Securities?                                     14
   Risk Factors                                                    14
   What are the Equity Securities Selected for
     Internet Growth Trust, Series 1 and
     Internet Growth & Treasury Securities Trust, Series 2?        16
   What are Some Additional Considerations for
      Investors?                                                   18
Public Offering:
   How is the Public Offering Price Determined?                    19
   How are Units Distributed?                                      22
   What are the Sponsor's Profits?                                 23
   Will There be a Secondary Market?                               23
Rights of Unit Holders:
   How is Evidence of Ownership Issued and
     Transferred?                                                  24
   How are Income and Capital Distributed?                         24
   What Reports will Unit Holders Receive?                         25
   How May Units be Redeemed?                                      26
   How May Units be Purchased by the Sponsor?                      27
   How May Securities be Removed from a Trust?                     28
Information as to Sponsor, Trustee and Evaluator:
   Who is the Sponsor?                                             28
   Who is the Trustee?                                             29
   Limitations on Liabilities of Sponsor and Trustee               29
   Who is the Evaluator?                                           29
Other Information:
   How May the Indenture be Amended or Terminated?                 30
   Legal Opinions                                                  31
   Experts                                                         31
Report of Independent Auditors                                     32
Statements of Net Assets:
  Internet Growth Trust, Series 1                                  33
  Internet Growth & Treasury Securities Trust, Series 2            34
Schedules of Investments:
  Internet Growth Trust, Series 1                                  35
  Internet Growth & Treasury Securities Trust, Series 2            36


                         ___________________

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.


                    FIRST TRUST (registered trademark)

                          INTERNET GROWTH TRUST
                                SERIES 1

               INTERNET GROWTH & TREASURY SECURITIES TRUST
                                SERIES 2


                    First Trust (registered trademark)
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-708-241-4141

                                Trustee:

                       The Chase Manhattan Bank
                         (National Association)

                              770 Broadway
                        New York, New York 10003
                             1-800-682-7520


                             January 25, 1996

                    PLEASE RETAIN THIS PROSPECTUS
                         FOR FUTURE REFERENCE


               CONTENTS OF REGISTRATION STATEMENT


A.   BONDING ARRANGEMENTS OF DEPOSITOR:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.



B.   THIS  REGISTRATION STATEMENT ON FORM S-6  COMPRISES
     THE FOLLOWING PAPERS AND DOCUMENTS:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule






                               S-1
                           SIGNATURES

     The Registrant, The First Trust Special Situations Trust, Series 138, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1, The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1 and The First Trust Combined Series 248, for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, The First Trust Special Situations Trust, Series 138, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 25, 1996.

                              THE FIRST TRUST SPECIAL SITUATIONS
                              TRUST, SERIES 138

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By     Carlos E. Nardo
                                  Senior Vice President


                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )    January 25, 1996
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
                                         )    Carlos E. Nardo
                                         )   Attorney-in-Fact**
                                         )
                                         )




   * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

   ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Special Situations Trust, Series 18 (File No. 33-42683) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 25, 1996 in Amendment No. 1 to the Registration Statement (Form S-6) (File No. 333-00057) and related Prospectus of The First Trust Special Situations Trust, Series 138.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 25, 1996


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.



                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 18 and subsequent Series effective October 15, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18) and Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 138 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank (National Association), as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

                               S-5

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

                               S-6